[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

February 22, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock World Income Fund, Inc.
Securities Act File No. 033-42681
Investment Company Act File No. 811-5603
Post-Effective Amendment No. 24

Ladies and Gentlemen:

On behalf of BlackRock World Income Fund, Inc. (the “Fund”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 24 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to bring the prospectus of the Fund into compliance with the requirements of amended Form N-1A.

On or around April 28, 2010, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the financial statements of the Fund and other information up to date under Section 10(a)(3) of the 1933 Act.

Should members of the staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8555.

Very truly yours,

/s/ Edward Gizzi

Edward Gizzi

Enclosures

cc:	Denis Molleur, Esq.

Aaron Wasserman, Esq.

Maria Gattuso, Esq.